SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

ERICSSON US 401(k) Plan
(Title of the Plan)

ERICSSON INC
Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive
Plano, TX 75024
(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON
(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY
(Translation of Issuer’s Name into English)

Kingdom of Sweden
(Jurisdiction of Incorporation)
(Telefonplan,
S-126-25
Stockholm Sweden)
(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON US 401(k) PLAN
FINANCIAL STATEMENTS, SUPPLEMENTAL
SCHEDULES AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2025 AND 2024

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
Ericsson US 401(k) Plan
Plano, Texas
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Ericsson US 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 and the ERISA-required Supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the
supplemental
information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2004.
Dallas, Texas
June 26, 2026

ERICSSON
US 401(k)
PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024
(Thousands of dollars)

	2025	2024
Assets
Investments
Investments, at fair value	$3,750,364	$3,497,057
Investments, at contract value	263,644	263,101

Total investments	4,014,008	3,760,158

Receivables
Notes receivable from participants	10,440	11,424
Participants’ contributions receivable	54	49
Employer’s contributions receivable	1,199	1,273
Other receivables	288	656

Total receivables	11,981	13,402

Total Assets	4,025,989	3,773,560

Payables
Operating and other payables	301	655

Net assets available for benefits	$4,025,688	$3,772,905

See accompanying notes to the financial statements.

ERICSSON
US 401(k)
PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$547,360
Dividends and interest	18,554

Total investment income	565,914

Interest on participant notes receivable	909

Contributions:
Participants	66,479
Employer	41,953
Rollover	5,622

Total contributions	114,054

Total Additions	680,877

DEDUCTIONS
Benefits paid to participants	(423,448)
Corrective distributions	(17)
Deemed distributions	(446)
Administrative expenses	(4,183)

Total Deductions	(428,094)

Net increase	252,783

Net assets available for benefits :
Beginning of year	3,772,905

End of year	$4,025,688

See accompanying notes to the financial statements.

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

1.	THE PLAN
The following description of the Ericsson US 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or the “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an administrative committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.
The Plan is a single employer plan.
Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services 401(k) Plan. On December 28, 2012 the Ericsson Services 401(k) Plan was merged into the Ericsson US 401(k) Plan formerly called the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $140,800. Effective July 18, 2016 Great-West Trust Company or now called Empower Trust Company, LLC (“Trustee”) was made trustee of the Plan and the Master Trust was dissolved. Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.
Each pay period participant contributions are remitted to the Plan made to the Trustee for investment. There is currently one stable value fund, three mutual funds, ten commingled funds, twelve common collective trusts and one separately managed account. In addition, there is a self – directed brokerage account (“SDA”) to which participants may direct their investments. The SDA allows access to a wide variety of mutual funds, stocks and bonds
. Brokerage services are provided through the Trustee. Participants can choose these options for their contributions as well as the Company contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements are presented using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.
Risks, Uncertainties and Concentrations
The Plan provides for various investment options as described in Note 1. The underlying investments held by the investment options may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
As of December 31, 2025 and 2024, there was one investment that represented 26% of investments, respectively. See the schedule of assets (held at end of year) for a complete list of investments as of December 31, 2025.
Contributions and Contributions Receivables
Contributions are recorded in the period in which payroll deductions are made. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $1,253 and $1,322 at December 31, 2025 and 2024, respectively.
Valuation of Investments
The Plan’s investments are reported at fair value. At December 31, 2025 and 2024 the Plan held a Stable Value Fund which was reported at contract value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for further discussion of fair value and fair value measurements. See Note 8 for further discussion of the investment carried at contract value.
Investment Income
Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend
date. Interest income is recorded on the accrual basis.
Security Transactions
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.
Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

Vesting and Forfeitures
Company and active participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested, with the exception of non-active
participants transferred in from other plans, which continue to be subject to the former plans’ vesting requirements. Any amounts which became forfeitures since the last Plan year may be made available to reinstate the previously forfeited account balance of former participants, if any, or used to pay any administrative expenses of the Plan, in that order. Forfeitures may also be used during the Plan year to correct the improper exclusion of any otherwise eligible employees. The remaining forfeitures, if any, may be used to offset any owed Company contribution to be made. Accordingly, the forfeiture balance as of December 31, 2025 and 2024 was $1,192 and $853, respectively. During 2025, $304 of forfeitures were used to pay Plan administrative expenses.
Expenses of the Plan
Certain expenses of the Plan and its administration, including fees and expenses of the Trustee, are paid by the Company, which are excluded from these financial statements. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees. A quarterly administrative fee is charged to each participant’s account.
Administration
The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.
Notes Receivable from Participants
Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is fifty thousand
dollars minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is one thousand
dollars. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a “deemed distribution”, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2025, interest rates range from 4.25% to 9.50%. Notes receivable from participants are reported at their outstanding principal plus any accrued interest.
Termination Priorities
The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be fully vested and will be held for distribution to the participants.

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

The Company currently has no plans to terminate the Plan.
Benefit Payments
At December 31, 2025 and 2024, there were no benefit claims which had been processed and approved for payment but not yet paid. At Empower Retirement, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

3.	PLAN PARTICIPATION
The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly, semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may immediately participate in the Plan. At December 31, 2025 and 2024, the number of active participants were roughly 4,254 and 4,400, respectively.
Eligible participants may contribute on a
pre-tax
and/or Roth basis any whole percentage from 1% to 75% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 6% of their eligible earnings to the Savings portion on an after-tax
basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4 th
% and 5
th
% contributed. All employee and Employer contributions are 100% vested immediately.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Automatic enrollment deferral contributions are increased by 1% in April of each year subsequent to enrollment up to 50%. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).
Participants may change their percentage payroll deduction elections at anytime during the year using the web-based
Empower Retirement system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from LM Ericsson Telephone Co. shares of Common Stock to other investment funds.
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

A participant’s entire interest in the Plan is payable upon death, attainment of normal retirement age, becoming disabled, as defined, or termination of service. Participants may, at any time, request certain in-service
withdrawals in the form of a normal or hardship withdrawal. Participants may also withdrawal an amount at age 59
1
⁄
2
if certain criteria are met. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for at least 24 full calendar months. Hardship withdrawals must meet certain requirements including approval by the Committee.

4.	FAIR VALUE MEASUREMENTS
The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in Accounting Standards Codification “ASC” Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Mutual Funds
Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2025 and 2024 and classified as Level 1 assets.
Self-Directed Brokerage Accounts (SDA)
A majority of the SDA accounts include investments in cash and cash equivalents, common stock, and registered investment companies and are classified as Level 1 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above.

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

Commingled Funds and Common Collective Trusts
Valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. As these assets are measured at NAV, they are therefore excluded from the fair value hierarchy and included in other.
Pooled Separate Accounts
These investments consist of insurance company separate accounts whose investors include only qualified retirement plans and certain governmental retirement plans. The value of each pooled separate account is determined at the close of each business day based on the fair value of the underlying assets, which can consist of a single mutual fund or multiple securities. The value of the account is expressed as the NAV. The unit value is the dollar value of one unit and is determined at the close of each business day by dividing the fair value of the entire account by the total number of units in the account. Contributions to the account increase the number of units. Withdrawals from the account decrease the number of units. The increase or decrease in number of units is determined by dividing the amount of the contribution or withdrawal by the unit value for the day the transaction is made. As these assets are measured at NAV, they are therefore excluded from the fair value hierarchy and included in other.
Stock Funds
LM Ericsson Telephone Company common stock (“Ericsson stock fund”), is a unitized stock fund consisting primarily of the Company’s common stock and cash. The Ericsson stock fund and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.
Separately Managed Accounts
Self-managed fund consisting of a portfolio of assets under the management of a professional investment firm and primarily consist of common stock valued using prices obtained from independent pricing services and are classified as Level 1 investments.
During 2025, the Plan
re-evaluated
the fair value hierarchy classification of certain investments and concluded that these investments should be classified within Level 1 rather than Level 2, based on the availability of quoted market prices in active markets for identical assets. Accordingly, the 2025 fair value hierarchy tables reflect this change in classification.

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

The following tables provide information about the financial assets carried at fair value on a recurring basis as of December 31, 2025 and 2024.

December 31, 2025	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$431,574	$—	$—	$—	$431,574
Separately managed accounts	308,345	—	—	—	308,345
Ericsson stock fund	29,767	—	—	—	29,767
Commingled funds	—	—	—	1,683,583	1,683,583
Common collective trusts	—	—	—	798,105	798,105
Pooled separate accounts	—	—	—	318,456	318,456
Self-directed brokerage accounts	180,534	—	—	—	180,534

Total investments at fair value	$950,220	$—	$—	$2,800,144	$3,750,364

December 31, 2024	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$436,474	$—	$—	$—	$436,474
Separately managed accounts	—	296,571	—	—	296,571
Ericsson stock fund	29,474	—	—	—	29,474
Commingled funds	—	—	—	1,570,395	1,570,395
Common collective trusts	—	—	—	706,878	706,878
Pooled separate accounts	—	—	—	304,100	304,100
Self-directed brokerage accounts	—	153,165	—	—	153,165

Total investments at fair value	$465,948	$449,736	$—	$2,581,373	$3,497,057

(a)	As these assets are measured at net asset value using the practical expedient they are therefore excluded from the fair value hierarchy and included in other.

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

5.	NET ASSET VALUE PER SHARE
The following table for December 31, 2025 and 2024, sets forth a summary of the Plan’s investments with a reported NAV using the practical expedient.

	Fair Value Estimated Using NAV per Share
Investment	December 31 2025 Fair Value (a)	December 31 2024 Fair Value (a)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Asset allocation fund (b)	$798,105	$706,878	$—	Daily	None	Daily
Intermediate-Term Bond (c)	89,345	81,948	—	Daily	None	Daily
Multiple Investment Trust (d)	215,872	208,681	—	Daily	None	Daily
Mid-Cap Value Equity Trust (e)	1,153,058	1,103,870	—	Daily	None	Daily
International Large Blend Trust (f)	380,712	329,063	—	Daily	None	Daily
Small-Cap Value Equity Trust (g)	25,987	30,919	—	Daily	None	Daily
Large-Cap Value Equity Trust (h)	137,065	120,014	—	Daily	None	Daily

(a)	The fair values of the investments have been estimated using the NAV of the investment.
(b)
The asset allocation fund uses a strategy designed for investors expecting to retire around the year indicated in each fund’s name, with the allocation changing on an annual basis, becoming more conservative as the Fund nears the target retirement date. The funds invest in a combination of equity, fixed income and short-term JPMorgan Chase Bank, N.A Commingled Pension Trust Funds and/or funds maintained by unaffiliated banks and trust companies, which includes vehicles with lower levels of active risk.

(c)	Intermediate-term bond funds aim to generate excess return from top-down sector allocation and bottom-up subsector/security selection. Duration and yield curve are tactically managed.
(d)
Multiple investment trust is a combination of funds including large cap growth equity trust, mid cap value equity trust, small cap value equity trust, value yield equity trust, global growth equity trust and real estate securities trust.

(e)	Mid-cap value equity trust invests its assets in a majority of equity securities of medium-sized companies.
(f)	International Large Blend Trust measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.
(g)	Small-cap value equity trust invests its assets in a majority of equity securities of small-sized companies.
(h)	Large-cap value equity trust invests its assets in a majority of equity securities of large, well-established companies.

6.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS
Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, these investments qualify as related party transactions. The Plan recorded purchases of $8,014 and sales of $13,784 of the Company’s stock during the year ended December 31, 2025.
Plan assets include investments in funds managed by the Trustee and affiliates of the Trustee. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

the IRC. Notes receivable are secured by the vested balance of participant accounts, and, as such, these transactions qualify as party-in-interest
transactions. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.

7.	TAX STATUS OF THE PLAN
Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its most recent amendments on April 6, 2017. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.
Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	FINANCIAL ASSETS CARRIED AT CONTRACT VALUE
The following table provides information as of December 31, 2025 and 2024 about the financial assets carried at contract value:

As of December 31,	2025	2024
Financial assets at contract value:
Putnam Stable Value Fund	$263,644	$263,101

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the stable value fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.
In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

ERICSSON
US 401(k)
PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Thousands of dollars)

The Stable Value Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

9.	SUBSEQUENT EVENTS
Effective May 1, 2026, the Ericsson stock fund was frozen to new contributions. The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2025, through the issuance of these financial statements.

ERICSSON US 401(k) PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2025

EIN: 06-1119960 Plan Number: 006
	Totals That Constitute Non-Exempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE** 2002-51
Check here if late participant loan repayments are included: ☐

	$—	$—	$—	$2,422.50

*	Voluntary Fiduciary Correction Program (DOL)
**	Prohibited Transaction Exemption (DOL)
For the year ended December 31, 2024, the Company did not remit certain participant contributions to the Plan on a timely basis pursuant to Department of Labor Regulations. Untimely remittances identified on the Schedule H, Line 4(a) -Schedule of Delinquent Participant Contributions totaled $2,422.50.

ERICSSON US 401(k) Plan
SCHEDULE H, LINE 4i – SCHEDULE OF A
SS
ETS (HELD AT END OF YEAR) DECEMBER 31, 2025
(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, B orr ower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Stable Value Fund:
*	Putnam Fiduciary Trust	PUTNAM STABLE VALUE FUND	*	*	$263,644
***	Company
	Common Collective Trusts:
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS INCOME	*	*	29,754
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2020	*	*	41,176
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2025	*	*	95,808
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2030	*	*	145,525
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2035	*	*	146,877
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2040	*	*	113,497
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2045	*	*	92,620
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2050	*	*	75,401
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2055	*	*	31,428
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2060	*	*	17,268
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2065	*	*	7,263
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2070	*	*	1,488

					798,105
	Mutual Funds:
	T. Rowe Price	T. ROWE PRICE QM US SMALL-CAP GR EQ I	*	*	34,919
	Vanguard Funds	VANGUARD SMALL-CAP INDEX-INST PLUS	*	*	129,395
	Vanguard Funds	VANGUARD MID-CAP INDEX-INST PLUS	*	*	267,260

					431,574
	Commingled funds and pooled separate accounts:
	Reliance Trust Company	DRIEHAUS EMERGING MARKETS GROWTH CL C	*	*	23,394
	T. Rowe Price Funds	T ROWE PRICE MID-CAP VALUE EQUITY TRUST-D	*	*	51,670
	Vanguard Funds	VANGUARD INST TOTAL INTL STK MKT IDX TST	*	*	230,130
	Vanguard Funds	VANGUARD INSTITUTIONAL 500 INDEX TRUST	*	*	1,025,452
	Vanguard Funds	VANGUARD INSTL TOTAL BOND MRKT IDX TRUST	*	*	215,872
*	Empower Annuity Insurance Company of America	CAPITAL GROUP EUROPACIFIC GROWTH FUND SA	*	*	127,187
*	Empower Annuity Insurance Company of America	EAGLE MID CAP GROWTH FUND (IS PLATFORM)	*	*	75,936
*	Empower Annuity Insurance Company of America	SMALL CAP VALUE/VICTORY	*	*	25,987
*	Empower Annuity Insurance Company of America	CORE PLUS BOND/PGIM FUND	*	*	89,345
	Putnam	PUTNAM LARGE CAP VALUE TRUST IA	*	*	137,066

					2,002,039
	Separately managed accounts:
	Jennison	ADVANCED MICRO DEVICES INC COMMON STOCK	**		4,357
	Jennison	ALPHABET INC COMMON STOCK CL.A	**		11,763
	Jennison	ALPHABET INC COMMON STOCK CL.C	*	*	11,727
	Jennison	AMAZON.COM INC COMMON STOCK	*	*	22,833
	Jennison	AMPHENOL CORP COMMON STOCK CL.A	*	*	3,395
	Jennison	APPLE INC COMMON STOCK	*	*	23,333
	Jennison	APPLOVIN CORP COMMON STOCK	*	*	4,656

ERICSSON US 401(k) Plan
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2025
(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	AXON ENTERPRISE INC COMMON STOCK	*	*	1,581
	Jennison	BOEING CO COMMON STOCK	*	*	5,419
	Jennison	BOSTON SCIENTIFIC CORP COMMON STOCK	*	*	1,266
	Jennison	BROADCOM INC COMMON STOCK	*	*	16,773
	Jennison	CADENCE DESIGN SYSTEMS INC COMMON STOCK	*	*	5,454
	Jennison	CONSTELLATION ENERGY CORP COMMON STOCK	*	*	5,537
	Jennison	COSTCO WHOLESALE CORP COMMON STOCK	*	*	4,282
	Jennison	CROWDSTRIKE HOLDINGS INC COMMON STOCK CL.A	*	*	4,682
	Jennison	DATADOG INC COMMON STOCK CL.A	*	*	2,417
	Jennison	DISNEY WALT CO THE COMMON STOCK	*	*	5,336
	Jennison	EDWARDS LIFESCIENCES CORP COMMON STOCK	*	*	3,118
	Jennison	ELI LILLY & CO COMMON STOCK	*	*	12,401
	Jennison	GENERAL ELECTRIC CO COMMON STOCK	*	*	5,744
	Jennison	HILTON WORLDWIDE HLDGS INC COMMON	*	*	1,692
	Jennison	INDITEX COMMON STOCK	*	*	1,861
	Jennison	INTUITIVE SURGICAL INC COMMON STOCK	*	*	3,887
	Jennison	KKR & CO INC COMMON STOCK CL.A	*	*	935
	Jennison	MASTERCARD INC COMMON STOCK CL.A	*	*	8,056
	Jennison	MERCADOLIBRE INC COMMON STOCK	*	*	1,541
	Jennison	MERCK & CO INC COMMON STOCK	*	*	1,549
	Jennison	META PLATFORMS INC COMMON STOCK	*	*	12,838
	Jennison	MICROSOFT CORP COMMON STOCK	*	*	20,857
	Jennison	NETFLIX INC COMMON STOCK	*	*	7,091
	Jennison	NVIDIA CORP COMMON STOCK	*	*	33,941
	Jennison	O REILLY AUTOMOTIVE INC COMMON STOCK	*	*	2,624
	Jennison	ORACLE CORP COMMON STOCK	*	*	3,511
	Jennison	SERVICENOW INC COMMON STOCK	*	*	3,147
	Jennison	SHOPIFY INC COMMON STOCK CL.A	*	*	4,366
	Jennison	SNOWFLAKE INC COMMON STOCK	*	*	5,129
	Jennison	SPOTIFY TECHNOLOGY SA COMMON STOCK	*	*	4,013
	Jennison	TAIWAN SEMICONDUCTOR COMMON STOCK - ADR	*	*	4,943
	Jennison	TESLA INC COMMON STOCK	*	*	11,887
	Jennison	TEXAS INSTRUMENTS INC COMMON STOCK	*	*	1,432
	Jennison	TOAST INC COMMON STOCK	*	*	1,130
	Jennison	UBER TECHNOLOGIES INC COMMON STOCK	*	*	1,567
	Jennison	VERTEX PHARMACEUTICALS INC COMMON STOCK	*	*	2,713
	Jennison	VISA INC COMMON STOCK CL.A	*	*	5,636
	Jennison	WALMART INC COMMON STOCK	*	*	5,261
	Jennison	FEDERATED GOVERNMENT OBLIGATIONS IS #5	*	*	664

					308,345
*	Self-Directed Brokerage Account	Various Investments, Including Registered Investment Companies, Common Stocks, Money Market Funds and Cash	*	*	180,534
*	Ericsson	Ericsson Stock Fund	*	*	29,767

ERICSSON US 401(k) Plan
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2025
(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

	Total Investments				4,014,008
*	Participant Loans	Interest rates of 4.25% to 9.50% with various maturity dates	*	*	10,440

	Total				$4,024,448

*	Party In Interest
**	Not Required For Participant Directed Accounts
***	All investments were stated at fair value as of December 31, 2025 with the exception of the Stable Value Fund, which is stated at contract value.

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson US 401(k) Plan

Date: 06/26/2026

Mert Canberk
Head of Total Rewards, Market Area Americas